Exhibit 99.1

Scienjoy Preannounces Preliminary Unaudited First Quarter 2021 Financial Results

1Q21 Estimated Revenue Up 55%-65% YoY

1Q21 Estimated Adjusted Net Income Up 90%-100% YoY

BEIJING, May 6, 2021 /PRNewswire/ -- Scienjoy Holding Corporation ("Scienjoy", the "Company") (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China, today announced select preliminary estimated unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Preliminary Results

•	Total net revenues are expected to be in the range of RMB335 million to RMB357 million, representing a year-over-year increase between 55% to 65%.
•	Adjusted Net Income[1] is expected to be in the range of RMB72 million to RMB75 million, representing a year-over-year increase between 90% to 100%.

1 “Adjusted net income” is defined as net income excluding change in fair value of contingent consideration and warrant liabilities. For more information, refer to “Use of Non-GAAP Financial Measures” at the end of this press release.

"These preliminary first quarter metrics highlight our solid sequential revenue growth, steady improvements to profitability, and strong business fundamentals,” said Victor He, Chairman and Chief Executive Officer of Scienjoy. “During the quarter, as a result of our efforts to upgrade our platforms, advance our R&D capabilities, and refine our platform operations, we continued to attract and retain more users and broadcasters throughout our entertainment livestreaming ecosystem. Looking ahead, we remain committed to increasing engagement on our platforms and recognizing the significant potential of emerging technologies, such as augmented reality, virtual reality, NFTs, and more. As such, we plan to continue exploring these use cases to unlock new development opportunities, grow our platform communities, and deliver lasting shareholder value.”

These select preliminary unaudited financial results are based upon information available to the Company as of the date of this press release and subject to change in connection with the Company’s financial closing procedures and finalization of the Company’s financial statements for the first quarter ended March 31, 2021. The Company’s actual results may vary materially from these estimates. In addition, the Company’s independent registered public accounting firm has not audited or reviewed, and does not express an opinion with respect to, this preliminary data. Accordingly, these estimates should not be viewed as a substitute for the Company’s full interim financial statements.

About Scienjoy Holding Corporation

Founded in 2011, Scienjoy is a leading mobile livestreaming platform in China, and its core mission is to build a livestreaming service matrix that delivers pleasant experiences to users. With approximately 250 million registered users, Scienjoy currently operates four brands of livestreaming platforms, consisting of Showself, Lehai, Haixiu, and BeeLive (including Mifeng [Chinese version] and BeeLive International [international version]). Scienjoy adopts multi-platform operation strategies and is committed to providing high-quality and value-added services for users with innovative thinking. Based on in-depth knowledge and research of the livestreaming industry and user behavior, Scienjoy is devoted to building fully-immersive virtual reality worlds in which the virtual world and reality are integrated within the livestreaming scenario, deeply integrating the industry through diversified live broadcasting scenarios, and empowering the industry by building a content-rich and vibrant Livestreaming Full Ecosystem. For more information, please visit http://ir.scienjoy.com/.

Use of Non-GAAP Financial Measures

Adjusted net income is calculated as net income adjusted for change in fair value of contingent consideration and warrant liabilities. Adjusted basic and diluted net income per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

Safe Harbor Statement

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company's filings with the Securities and Exchange Commission ("SEC") from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Investor Relations Contacts

Ray Chen

VP, Investor relations

Scienjoy Holding Corporation

+86-010-64428188

ray.chen@scienjoy.com

Sharon Zhou

ICR LLC.

+1 (212) 537-9254

scienjoy.ir@icrinc.com

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